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SECURIT 05041019 **ISSION**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2005
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prudential Equity Group, LLC

RECD S.E.C.
FEB 28 2005
813

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza
(No. and Street)

New York	New York	10292-0128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James P. McCormack — 212-778-4587
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Prudential Equity Group, LLC and Subsidiaries

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Prudential Equity Group, LLC and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Prudential Equity Group, LLC and Subsidiaries (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2005

Consolidated Statement of Financial Condition
December 31, 2004 (in thousands)

Assets	
Cash and cash equivalents	$718
Cash and securities segregated under federal and other regulations	2,642
Receivable from clearing organizations	28,760
Financial instruments owned, at fair value:	
Mortgage-backed debt	499,023
Commercial paper and certificates of deposit	50,500
Equities	1,871
Options and other	2,391
Other assets	43,856
	$629,761
Liabilities and Member's Equity	
Liabilities	
Drafts payable	$7,266
Financial instruments sold, but not yet purchased, at fair value:	
Equities and convertible debt	2,534
Other	72
Due to affiliates	72,987
Accrued compensation	76,886
Accrued expenses and other liabilities	227,495
	387,240
Member's Equity	
Contributed capital	824,537
Accumulated losses	(582,016)
Total Member's Equity	242,521
	$629,761

The accompanying notes are an integral part of this consolidated financial statement.

1. Summary of Significant Accounting Policies

This Consolidated Statement of Financial Condition includes the accounts of Prudential Equity Group, LLC and its subsidiaries (the "Company"). As of February 2, 2004, the Company converted to a Limited Liability Company whose sole member is Prudential Securities Group Inc. (the "Parent"). The Parent is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). All material intercompany balances and transactions are eliminated in consolidation. The principal business of the Company is to provide equity research, sales and trading services to institutions in the United States, Europe and Japan that invest in U.S. equity securities. The Company is an introducing broker, clearing all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company promptly transmits all customer funds and securities to the clearing broker, which carry all accounts of such customers.

Proprietary securities transactions, commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Cash equivalents are short-term interest-earning deposits.

Other assets consist primarily of office equipment and leasehold improvements, exchange memberships, prepaid expenses and equity research related accruals. Office equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of the estimated economic life of the improvement or the remaining term of the lease. Office equipment is depreciated on the straight-line method based on the estimated useful lives of the assets. Accrued expenses and other liabilities consists primarily of legal reserves, and trade payables.

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

In the ordinary course of business, the Company participates in a variety of financial transactions and administrative services with its Parent and affiliates as described in Notes 4, 5, 6, and 8.

The preparation of the Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. Cash and Securities Segregated Under Federal and Other Regulations

The Company has segregated assets in cash totaling $2,642 at December 31, 2004 under various regulatory requirements representing primarily funds deposited and accruing to customers as a result of trades or contracts.

3. Financial Instruments Owned and Financial Instruments Sold But Not Yet Purchased

Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial

(in thousands, except where noted)

instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

4. Distributions to Parent

On July 1, 2003, pursuant to the Retail Brokerage Company Formation Agreement dated as of February 19, 2003, as amended by Amendment No. 1 thereto dated as of July 1, 2003 (the "Formation Agreement"), between Prudential and Wachovia Corporation ("Wachovia"), Prudential and Wachovia combined their respective retail securities brokerage and clearing operations under a new firm, Wachovia Securities Financial Holdings, LLC ("WSFH"), headquartered in Richmond, Virginia. The Company had a 36% ownership interest in the firm, its Parent had a 2% interest and Wachovia, indirectly through subsidiaries, owns the remaining 62%. The transaction included certain assets and liabilities of the Company's securities brokerage operations but did not include its equity sales, trading and research operations. On April 1, 2004, the Company distributed its Investment in WSFH of $1,075,000 to its Parent. During 2004, the Company received cash distributions based upon its equity interest in WSFH prior to distributing its investment of approximately $24 million.

On April 1, 2004, the Company also distributed its Investment in LaPine Holding Co. along with certain other subsidiaries and firm investments previously held to conduct certain divested activities. In addition, the Company distributed its Investment in PFDS Holdings, LLC and other subsidiaries engaged in certain commodities related business. These investments distributed to Parent totaled $285 million.

5. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, Prudential Securities Group Inc. The Parent is included in the consolidated federal income tax return of Prudential. The Parent also files separate state income tax returns and is included in certain consolidated state income tax returns.

All federal and state income tax liabilities and/or benefits incurred after February 2, 2004 are passed through to the sole member owner in accordance with the Internal Revenue Code. The Company no longer files separate state income tax returns. Prior to converting to a Limited Liability Company, the Company was a member of a group of affiliated companies which joined in filing a consolidated federal income tax return. In addition, the Company also filed separate state and local income tax returns.

Pursuant to the tax allocation agreement, federal, state and local income tax expense is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid by/to the Parent and therefore deferred taxes are not provided. The tax benefits of $92,568 were settled as a distribution from capital to its Parent in accordance with the Company's tax sharing agreement.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1996. The Service has begun its examination of the 1997 through 2001. Management believes that the close of the audit will not result in material financial statement adjustments for the Company.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less

(in thousands, except where noted)

than the minimum dollar net capital requirement of a reporting broker or dealer. At December 31, 2004, the Company has net capital of $193 million, which is $192 million in excess of the minimum required net capital.

The Company operates the majority of its business under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the Clearing Broker. However, the Company identified aged suspense credits, commissions received from mutual funds pursuant to a brokerage services arrangement wherein the Company agreed to pay a portion of the funds' client expenses, and mutual fund breakpoint discounts to safeguard and redeem for the benefit of its customers. Accordingly, the Company is subject to the provisions of SEC 15c3-3 relating to possession or control and customer reserve requirements as it relates to such items.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

7. Benefit Plans

Pension Plans
Substantially all of the Company's employees participate in a defined benefit pension plan sponsored by Prudential.

Other Postretirement Benefits
Prudential provides for certain healthcare and life insurance benefits for eligible retired employees of the Company. The benefits and related benefit obligations were transferred to Prudential in 2003 and funded with cash. In the current period, Prudential charges these costs to the Company and maintains the ultimate obligation. Therefore, no benefit obligation exists at December 31, 2004.

Stock-Based Compensation
In 2004 and prior, Prudential issued stock-based compensation in the form of stock options, restricted stock, restricted stock units and performance shares. Effective January 1, 2003, Prudential and the Company changed its accounting for employee stock options to adopt the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended, prospectively for all new awards granted to employees on or after January 1, 2003. Accordingly, the Company records the allocated compensation costs for these stock options over the vesting period, typically three years, as a capital contribution with an offsetting charge to compensation expenses. Prior to January 1, 2003, Prudential and the Company accounted for employee stock options using the intrinsic value method of APB No. 25 "Accounting for Stock Issued to Employees," and related interpretations. Under this method, Prudential and the Company did not recognize any stock-based compensation costs as all options granted had an exercise price equal to the market value of Prudential's Common Stock on the date of grant.

Restricted stock issued by Prudential is recorded as a charge to member's equity on the date of grant and is amortized over the vesting period, typically three years. The Consolidated Statement of Financial Condition at December 31, 2004, includes a charge of $16,241, net of amortization, in equity for deferred compensation related to restricted stock.

8. Derivatives and Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk include financial instruments sold but not yet purchased and certain derivative financial instruments.

Financial instruments sold but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments at prevailing market prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation may exceed the amount recognized in the Consolidated Statement of Financial Condition.

The Company enters into derivative transactions primarily exchange-traded options. An option contract provides the option purchaser with the right, but not the obligation to buy or sell the underlying security. The option writer is obligated to sell or buy the underlying security if the option purchaser chooses to exercise. These derivative instruments are held for trading purposes, which include meeting the needs of clients and are subject to varying degrees of market risk.

The Company's options are valued daily. Quoted market prices are used when available. Values are affected by changes in market conditions including interest rates, market volatility and market liquidity. The Company records any unrealized gains and losses on its options contracts used in a trading capacity by marking-to-market the contracts on a daily basis. The unrealized gain or loss is recorded in the Consolidated Statement of Financial Condition.

9. Risk Management

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis through a variety of reporting and control procedures.

Market Risk
Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices, and other market factors. The Company employs a variety of methods to monitor its market risk profile. Senior management is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has a risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company.

Credit Risk in Proprietary Transactions
Counterparties to the Company's proprietary trading activities are primarily financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform under the terms of the contracts. The Company manages credit risk by dealing with creditworthy counterparties.

Credit Risk in Client Activities
In the normal course of business, the Company's activities include trade execution of institutional client securities. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of

(in thousands, except where noted)

securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the Clearing Broker.

Concentrations of Credit Risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is actively involved in securities brokerage and trading with a broad range of institutional investors.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions which include other brokers and dealers, commercial banks and institutional clients. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company.

10. Commitments and Contingencies

Leases
The Company leases space in the home office from WSFH. The Company leases its branch and home office space under noncancelable agreements expiring at various dates through the year 2015.

At December 31, 2004, the aggregate minimum rentals (net of sublease income) due under noncancelable operating leases are as follows:

2005	$15,528
2006	15,022
2007	14,766
2008	13,082
2009	12,583
Thereafter	53,406
	$124,387

Certain occupancy leases are subject to escalation or reduction based on specified costs incurred by the landlord.

Letter of Credit
A letter of credit has been obtained by the Company at December 31, 2004 in the amount of approximately $1 million principally to satisfy any of the Company's outstanding debts to its research vendors in the event of non-payment.

(in thousands, except where noted)

Litigation

In October 2002, a jury in an action in Ohio state court returned a verdict of $11.7 million in compensatory damages and $250 million in punitive damages against the Company. The verdict was returned in a class action against the Company and a former financial advisor, who was alleged to have transferred, without authorization, his clients' equity mutual funds into fixed income mutual funds in October 1998. In July 2003, the court entered judgment in the amount of $269.2 million, which included interest and attorneys' fees on the jury verdict. The Company has appealed the judgment.

Prudential has received formal requests for information from regulators and governmental authorities relating to the purchase and sale of mutual fund shares. The regulators and authorities include, among others, the Securities and Exchange Commission, the NYSE, the NASD, the New Jersey Bureau of Securities, the State of New York Attorney General's Office, the United States Attorney, District of Massachusetts ("USAM") and the Securities Division of Massachusetts (the "MSD"). The Company is engaged in ongoing discussions with the above organizations and is fully cooperating with them.

The MSD has filed an administrative complaint against three former brokers and two former managers of a branch office located in Boston, MA (the "Boston Branch") of the Company's former securities brokerage operations, alleging violations of state securities laws. The Securities and Exchange Commission has filed a similar civil action against five former brokers and one former manager of the Boston Branch in Massachusetts federal court. The Company is not a party to these actions. In addition, Prudential has received subpoenas from the USAM for documents pertaining to the purchase and sale of mutual fund shares and certain former brokers of the Company and their supervisors.

The MSD has filed an administrative complaint against the Company alleging that the Company knew or should have known about alleged deceptive market timing and late trading in mutual funds in the Boston Branch, failed reasonably to supervise the conduct of the brokers in the Boston Branch and failed to implement controls designed to prevent and detect violations of Massachusetts securities law.

The Company believes that certain of the matters under investigation are likely to lead to proceedings in addition to the administrative complaint filed by the MSD and that these proceedings are likely to result in disgorgement, fines or other sanctions. The Company is unable to estimate its ultimate exposure at this time.

The Company is subject to various lawsuits and arbitration claims arising principally out of the retail brokerage business it operated prior to contribution of that business to the Company's joint venture with Wachovia Securities in July 2003. In certain of these matters, large and/or indeterminate amounts are sought. It is possible that the ultimate cost of resolving these matters could have a material adverse effect on the Company's financial condition.

11. Fair Value Disclosure

Financial instruments recorded at market or fair value and financial instruments recorded at amounts that approximate market or fair value represent substantially all of the Company's total recorded assets and liabilities at December 31, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors
On Internal Control Required by SEC Rule 17a-5

To the Member of
Prudential Equity Group, LLC and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prudential Equity Group, LLC and Subsidiaries (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Determining compliance with the exemptive provisions of Rule 15c3-3
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

Because the Company did not carry securities accounts for customers, we did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc.; and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2005